
October 1, 2021

Samir Kaul
Chief Executive Officer and Chairman of the Board of Directors
Khosla Ventures Acquisition Co.
2128 Sand Hill Road
Menlo Park, CA 94025

Re: Khosla Ventures Acquisition Co.
Amendment No. 1 to Registration Statement on Form S-4
Filed September 22, 2021
File No. 333-257591

Dear Mr. Kaul:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 28, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-4

Cover Page

1. We note your response to prior comment 1. Please also revise the prospectus cover page to disclose the expected ownership percentages in the combined company of KVSA's public stockholders, the Sponsor, Valo Health's current equity owners and the PIPE investors if the business combination is approved and consummated.

Summary of the Proxy Statement/Prospectus
Combined Business Summary, page 1

2. We note your response to prior comment 6 and re-issue. Please revise to remove all language, including in your new disclosures on pages 5 and 213, which states or

implies that Valo Health plans to use its Opal platform to (i) "accelerate" its programs, (ii) reduce clinical trial times, (iii) enable smaller, more precise trials and a faster path to approval and (iv) act as an "industry accelerator". You may state, if true, that Valo Health's goal is to develop its product candidates more efficiently than current industry standards, but please remove claims regarding the acceleration of clinical development; reduction of clinical trial times; enabling of smaller, more precise trials and a faster path to approval; and acting as an "industry accelerator" as these statements are speculative and appear to be premature given Valo Health's current stage of development.

3.   We note your revised disclosure stating that Valo Health has an internal supply chain of three product candidates and 14 other discovery-stage programs. Please revise this sentence to state that two of Valo's product candidates are licensed from Sanofi and that one was acquired in connection with Valo's acquisition of Courier Therapeutics, as indicated elsewhere in the prospectus.

Transforming a Legacy System, page 4

4.   We note your response to prior comment 8 and revised disclosure. Please revise to remove the new disclosure inserted in the third paragraph of this section regarding Valo Health's goal to reduce the average time from discovery through approval for a drug to 8-11 years with an average cost to launch of $350-500 million and an overall PTRS of 25-40%. You may state, if true, that Valo Health's goal is to develop drug candidates more efficiently than current industry standards.

5.   We note your response to prior comment 9 and re-issue in part. Please revise the third paragraph of this section, here and on page 213, to state that Valo Health's product candidates will still need to complete the same development milestones as other drugs.

Our Value-Creation Strategy, page 7

6.   We note your response to prior comment 11 and revised disclosure, including your insertion of a new table on page 8. Please tell us why each of the programs in this table are sufficiently material to Valo Health to be disclosed in the Summary of the Proxy Statement/Prospectus section of the document. Alternatively, please remove this table from the Summary of the Proxy Statement/Prospectus.

Risk Factors
Some of our intellectual property has been discovered..., page 76

7.   We note your response to prior comment 19. Please revise this risk factor to reflect your statement that OPL-0101 is subject to march-in rights.

Comparable Company Analysis, page 154

8.   We note your response to prior comment 24 and your revised disclosure, including your statement that "KVSA reviewed certain financial information of the Valo Parties, such as

its financing history and equity capitalization." Please revise this section of the S-4 to disclose the Valo Parties' financing history and equity capitalization that was reviewed by KVSA.

Information About Valo
Optimized Clinical Studies, page 225

9.   We note your response to prior comment 31 and your revised disclosure. Please tell us whether Numerate used the Opal Platform to achieve (i) "new molecule identification, validation and transition to H2L in months" and (ii) "lead optimization in months". To the extent that the Numerate team did not use the Opal Platform, please remove those disclosures from the graphic.

If Numerate did use the Opal Platform, please revise within the graphic to state which of Valo Health's product candidates were developed in this manner. If none of Valo Health's current product candidates were developed this way, please revise within the graphic to state this clearly.

We further note your disclosure on pages 3 and 212 stating that you have (i) optimized leads in months versus the two-year average standard and (ii) achieved transition to hit-to-leads in weeks-to-months, versus six to 12 months. Please tell us in your response letter whether these statements are referencing efforts that were completed by Numerate prior to the Valo acquisition and whether these efforts used the Opal Platform. Please also tell us whether any of your discovery-stage programs have achieved these goals. To the extent these efforts were completed at Numerate, did not involve the Opal Platform and/or did not involve any of your current product candidates or discovery-stage programs, please revise your disclosure accordingly.

OPL-0301 for the Treatment of Heart Failure and Kidney Injury, page 229

10.   We note your response to prior comment 33 and revised disclosure. Please revise to clearly state that the trial was not powered for statistical significance, as indicated in your response letter.

Team, page 248

11.   We note your response to comment 37. As noted in your response, the identification of these entities appears to suggest that potential investors may consider investments made by these institutional investors as a factor in making their investment decisions without knowing the amount of these entities' investments in total or on a per share basis, their investment strategies or whether these institutional investors continue to hold their shares. Additionally, as these stockholders are not subject to the reporting requirements of Section 16 and based on your response letter, it appears likely that investors will not know when these entities decide to sell their shares. Therefore, we continue to believe the disclosure is inappropriate for the registration statement. Please limit your list to those entities that are

identified as 5% stockholders on page 309.

<u>Description of New Valo Securities, page 327</u>

12.   We note your response to prior comment 15 and re-issue in part. Please revise the Description of New Valo Securities section to include a description of the material terms of the registration rights granted by the Registration Rights Agreement.

   You may contact Jeanne Bennett at 202-551-3606 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Celeste Murphy at 202-551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Brian D. Paulson